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FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

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(Print or Type Responses)

1. Name and Address of Reporting Person* Theriault, Daniel M. (Last) (First) (Middle) 675 Bering Drive, Suite 710 (Street) Houston, Texas 77057 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) April / 30 / 2003 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) 76-0465087

 4. Issuer Name and Ticker
    or Trading Symbol

 First Investors Financial Services Group, Inc.  FIFS

 5. Relationship of Reporting Person(s) to Issuer

  (Check all applicable)

  X  Director

    10% Owner

    Officer (give title below)

    Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year) / / 7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	50,000 shares	D
Common Stock	202,800	I	See Note 1
Common Stock	28,100	I	See Note 2

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

(Note 1)Indirect ownership represents shares owned by Palladium Partners LP.  Mr. Theriault has a controlling interest in a general partner of Palladium Partners LP and serves as the portfolio manager of the managing general partner of Palladium Partners LP.  He disclaims beneficial and pecuniary interest in a percentage of the shares not represented by his limited partnership interest which changes from time to time.

(Note 2) Indirect ownership represents shared owned by Palladium Offshore, Ltd.  Mr. Theriault is a non-controlling shareholder in Palladium Offshore, Ltd. and serves as a portfolio manager for the investment advisor to Palladium Offshore, Ltd.  Mr. Theriault disclaims a pecuniary interest in these shares and disclaims beneficial ownership of the shares not represented by his ownership percentage in Palladium Offshore Ltd.

/s/ Daniel M. Theriault

5/2/03
** Signature of Reporting Person	Date

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient,
See Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form3.htm

Last update: 09/03/2002